Exhibit 99.1

Encova Insurance Selects Sapiens Decision to Power Enterprise-Wide Transformation

Sapiens empowers insurer to transform agent experience and drive profitable growth by centralizing decision intelligence

Rochelle Park, NJ, June 10, 2025 — Sapiens International Corporation (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that Encova Insurance, a super-regional insurer providing commercial, workers’ compensation, auto and home insurance, has selected Sapiens Decision to support its enterprise transformation strategy and elevate the agent experience. Encova is an existing customer of Sapiens CoreSuite for Workers’ Compensation, and this latest selection of Sapiens Decision reflects both the insurer’s trust in Sapiens and the continued growth of the relationship across business lines.

As part of a multi-year digital transformation, Encova is building a single, consolidated portal for its network of more than 2,000 independent agencies. This initiative streamlines how agents do business with the insurer, regardless of the type of insurance policy they’re writing. Sapiens Decision acts as a central decisioning layer between Encova’s new agent portal and its back-end systems, ensuring consistent, efficient, and transparent decision-making in real time.

“Encova is taking a forward-thinking approach with Sapiens by centralizing decision intelligence across the enterprise, starting with our agent portal and expanding from there,” said Ramu Lingala, Executive Vice President and Chief Information Officer at Encova Insurance. “Having partnered successfully with Sapiens for our workers’ compensation business, we’re confident in extending that relationship with Sapiens Decision to support our broader transformation goals. Sapiens Decision is a perfect fit for our environment by providing flexibility to work with multiple policy administration systems while empowering our business leaders to manage decisions directly. This capability positions us to scale effectively as we grow, without adding unnecessary IT overhead.”

Encova selected Sapiens Decision after carefully evaluating its fit within the insurer’s broader transformation roadmap. Following the successful migration of legacy systems and consolidation to two primary policy administration platforms, Encova identified Sapiens Decision as a key enabler for its next-generation digital initiatives. The solution provides an AI-enabled and business-friendly environment for defining, testing, deploying, and optimizing operational decisions, reducing IT dependency and accelerating time to market for new business rules and changes.

“Encova’s enterprise strategy for decision intelligence is a standout example of how insurers can align business and IT to drive efficiency and profitable growth,” said Roni Al-Dor, Sapiens President and CEO. “Decision gives Encova the ability to do more with less, enabling a small team to manage a large, complex business environment while reducing IT involvement. Their vision to empower business users and manage decisions centrally across multiple systems highlights the true value of Sapiens Decision.”

Implementation of the solution enables Encova to quickly deliver value through its new agent portal. The insurer’s long-term vision includes expanding the use of Sapiens Decision beyond the agent portal initiative to other lines of business and operational areas, establishing it as a core enterprise capability.

Sapiens Decision provides end-to-end, AI-enabled decision intelligence capabilities – from decision logic extraction and no-code decision modeling to highly scalable deployment, monitoring, evaluation, and optimization. Sapiens Decision offers a technology-independent solution to fit any architecture, allowing organizations to reuse their existing infrastructure and governance models.

About Encova Insurance

Encova Insurance provides commercial, auto and home insurance. A super-regional carrier ranked in the top 25 mutual insurance companies in the United States, Encova is rated A (excellent) by AM Best, the leading provider of insurer ratings. Encova includes more than 1,100 associates writing in 27 states and Washington, D.C., premiums in excess of $1.3 billion, a surplus in excess of $2.2 billion and assets in excess of $5.4 billion. The group markets insurance solutions through more than 2,000 independent agencies in the Midwest, Northeast and South. For more information, visit encova.com.

www.sapiens.com

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global leader in intelligent SaaS-based software solutions. With Sapiens’ robust platform, customer-driven partnerships, and rich ecosystem, insurers are empowered to future-proof their organizations with operational excellence in a rapidly changing marketplace. Our Saas-based solutions help insurers harness the power of AI and advanced automation to support core solutions for property and casualty, workers’ compensation, and life insurance, including reinsurance, financial & compliance, data & analytics, digital, and decision management. Sapiens boasts a longtime global presence, serving over 600 customers in more than 30 countries with its innovative offerings. Recognized by industry experts and selected for the Microsoft Top 100 Partner program, Sapiens is committed to partnering with our customers for their entire transformation journey and is continuously innovating to ensure their success.

For more information visit https://sapiens.com or follow us on LinkedIn.

Investor and Media Contact
Yaffa Cohen-Ifrah
Sapiens Chief Marketing Officer and Head of Investor Relations

Mobile: +1 917 533 4782
Email: Yaffa.cohen-ifrah@sapiens.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein and therein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:  the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; the global macroeconomic environment, including headwinds caused by inflation, relatively high interest rates, potentially unfavorable currency exchange rate movements, and uncertain economic conditions, and their impact on our revenues, profitability and cash flows; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the coronavirus epidemic,  and fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024, to be filed in the near future, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

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